EXHIBIT H

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2007 on Form 18-K filed with the SEC on September 30, 2008, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

Selected Brazilian Economic Indicators

	2004		2005		2006		2007		2008
The Economy

Gross Domestic Product (“GDP”):

(in billions of constant 2007 prices in R$)	R$	2,179.68	R$	2,248.52	R$	2,369.80	R$	2,597.61	R$	2,889.72

(GDP at current prices in US$ billions)(1)	U.S.$	663.78	U.S.$	882.44	U.S.$	1,088.91	U.S.$	1,333.81	U.S.$	1,573.31

Real GDP Growth (decline)(2)		5.71%		3.16%		3.97%		5.67%		5.08%

Population (millions)		181.10		183.38		185.56		187.64		189.61

GDP Per Capita(3)	US$	3,655.17	US$	4,811.99	US$	5,868.11	US$	7,108.33	US$	8,297.55

Unemployment Rate(4)		9.60%		8.30%		8.40%		7.40%		6.80%

IGP-DI (rate of change)(5)		12.13%		1.23%		3.80%		7.90%		9.11%

Nominal Devaluation Rate(6)		(8.10)%		(11.80)%		(8.70)%		(17.10)%		31.90%

Domestic Real Interest Rate(7)		3.70%		17.60%		10.90%		3.70%		3.10%

Balance of Payments (in U.S.$ billions)

Exports		96.475		118.308		137.807		160.649		197.942

Imports		(62.835)		(73.606)		(91.351)		(120.617)		(173.197)

Current Account		11.679		13.985		13.643		1.551		(28.300)

Capital and Financial Account (net)		(7.52)		(9.46)		16.30		89.09		32.97

Change in Total Reserves		2.24		4.32		30.57		87.48		2.97

Total Official Reserves		52.90		53.70		85.80		180.30		193.78

Public Finance

Financial Surplus (Deficit) as % of GDP(8)		(2.40)%		(3.00)%		(3.00)%		(2.20)%		(1.50)%

Primary Surplus (Deficit) as % of GDP(9)		4.20		4.40		3.80		3.90		4.10

Public Debt (in billions)

Gross Internal Debt (Nominal)(10)	U.S.$	417.60	U.S.$	538.50	U.S.$	674.20	U.S.$	975.11	U.S.$	796.04

Gross External Debt (Nominal)(11)		81.30		76.50		56.10		43.19		27.36

Public Debt as % of Nominal GDP		68.0		66.6		64.4		65.9		64.4

Gross Internal Debt		54.3		58.4		59.4		63.1		62.3

Gross External Debt(12)		13.7		8.2		4.9		2.8		2.1

Total Public Debt (Nominal)(13)	U.S.$	498.80	U.S.$	615.00	U.S.$	730.30	U.S.$	1,018.30	U.S.$	823.40

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.

(2)	Calculated based upon constant average 2007 Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna, or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(6)	Year-on-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(7)	Brazilian federal treasury securities deflated by the IGP-DI and adjusted at each month-end to denote real annual yield.
(8)	Financial results represent the difference between the consolidated public sector debt in one period and the consolidated public sector debt in the previous period, excluding the effects of the Government’s privatization program and the effect of exchange rate fluctuations on the debt levels between periods.
(9)	Primary results represent Government revenues less Government expenditures, excluding interest expenditures on public debt.
(10)	Presents debt on a consolidated basis, which is calculated as the gross internal debt less credits between governmental entities.
(11)	Not including external private debt. Consolidated external private debt as of December 31, 2008 was U.S.$90.4 billion.
(12)	Gross external debt less total reserves.
(13)	Consolidated gross public sector debt.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank; Secretaria do Tesouro Nacional

Recent Political Developments

The international financial crisis has impacted the availability of international financing lines and has caused liquidity exits from the Brazilian domestic foreign exchange market, particularly in October and November 2008, with impacts on the level and the volatility of the exchange rate. Brazil has been taking a number of steps to address the impact of the international crisis, including monetary policy instruments, direct intervention in the foreign exchange market and other measures.

The Central Bank has taken various measures, including:

•	sales of foreign currency in the spot market with a repurchase commitment at an agreed future date,

•	additional regulations regarding the creation of certain foreign currency loans granted by the Central Bank,

•	sale of U.S. dollars in the spot market,

•	agreeing a temporary reciprocal currency arrangement (swap lines) among various central banks and a bilateral currency arrangement with the U.S. Federal Reserve, and

•	easing reserve requirements for Brazilian banks.

The Central Bank also announced that it intends to use international reserves to facilitate loans to Brazilian companies with international debts.

The Government has also announced other measures, including:

•	spending up to R$3 billion for civil construction,

•	authorization for Petrobrás to contract new loans for up to R$8 billion,

•	a special credit line of R$10 billion to the farming sector,

•	the FAT (Workers Support Fund) was authorized to release R$5 billion to small enterprises and to family agriculture,

•	the creation by the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”) of a new R$6 billion credit line for working capital loans, and

•	the provision of R$100 billion to BNDES, up to 2010, by the National Treasury to increase its supply of credit to the economy.

In terms of taxation, to bolster the economy the Government has announced several measures of tax cuts, including:

•	temporary reduction of the industrialized products (IPI) of cars, civil construction materials and white goods (appliances),

•	increase in the number of personal income tax brackets from two to five, and

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a reduction in the Tax on Financial Operations (IOF) from 3% to 1.5% (though to compensate the end of the Provisional Contribution on Financial Movement (CPMF), the additional bracket of 0.38% remained in place).

Law No. 11.887, of December 24, 2008, created the Sovereign Fund of Brazil (FSB), an anti-cyclical mechanism the objective of which is to promote investments in assets in Brazil and abroad, create public savings, minimize the effects of the economic and financial crises, as well as promote projects of strategic interest to Brazil. Provisional Measure No. 452, also of December 24, 2008, authorized Brazil to issue treasury bonds to establish the FSB. As of December 2008, the FSB is valued at R$14.2 billion, or approximately 0.5% of GDP.

Through Provisional Measure No. 459, on March 25, 2009, the Government created the program entitled “My House My Life” with the objective to build 1 million houses for low income families, reducing the housing deficit of Brazil by 14%. The program will utilize resources in the amount of R$60 billion, of which R$34 billion will be in the form of subsidies using the resources from the Government, from the Time-in-Service Guarantee Fund (Fundo de Garantia do Trabalhador Social, or “FGTS”) and from BNDES. The additional R$26 billion will originate from FGTS financing.

By enacting Resolution No. 3.692, on March 26, 2009, the National Monetary Council authorized the Credit Guarantor Fund (Fundo Garantidor de Crédito or “FGC”) to provide additional guarantees for uncertified time deposit contracts issued by certain financial institutions up to the maximum amount of R$20 million per depositor. The measure aims to allow small and medium-sized banks that are operating with a very low volume of credit, due to excess risk aversion, to start lending again.

Balance of Payments; Foreign Trade; International Reserves

In 2008, Brazil registered an accumulated trade surplus of approximately U.S.$24.7 billion, versus an accumulated trade surplus of approximately U.S.$40.0 billion in 2007. Exports in 2008 totaled U.S.$197.9 billion, a 23.2% increase over 2007, while imports totaled U.S.$173.2 billion, a 43.6% increase from the U.S.$120.6 billion recorded in 2007. The trade balance in 2008 resulted in an accumulated current account deficit of approximately U.S.$28.3 billion, compared to an accumulated surplus of approximately U.S.$1.5 billion in 2007. The accumulated balance of payments surplus was approximately U.S.$3.0 billion in 2008 compared to an accumulated surplus of approximately U.S.$87.5 billion in 2007.

During the first three months of 2009, Brazil registered an accumulated current account deficit of approximately U.S.$5.0 billion compared to an accumulated deficit of approximately U.S.$10.3 billion for the corresponding period in 2008. The trade balance in the first three months of 2009 resulted in an accumulated trade balance surplus of approximately U.S.$3.0 billion while the services and income account showed a deficit of U.S.$8.9 billion and the current unilateral transfers account showed a surplus of U.S.$841.0 million. The balance of payments deficit was approximately U.S.$1.2 billion for the first three months of 2009 compared to a surplus of approximately U.S.$8.2 billion for the corresponding period in 2008.

In April 2009, Brazil registered an accumulated trade surplus of approximately U.S.$3.7 billion versus an accumulated trade surplus of approximately U.S.$1.7 million for April 2008. Exports during April 2009 totaled U.S.$12.3 billion, a 12.3% decrease from the U.S.$14.0 billion recorded in April of the previous year. Imports for April 2009 totaled U.S.$8.6 billion, a 30.1% decrease from the U.S.$12.3 billion recorded in April of the previous year. During the first four months of 2009, Brazil registered a trade surplus of approximately U.S.$6.7 billion, versus a trade surplus of approximately U.S.$4.5 billion for the corresponding period in 2008. Exports in the first four months of 2009 totaled U.S.$43.5 billion, a 17.5% decrease over the corresponding period of 2008 (U.S.$52.7 billion), while imports totaled U.S.$36.8 billion, a 23.8 decrease from the U.S.$48.3 billion recorded for the corresponding period in 2008.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$52.9 billion on December 31, 2004, U.S.$53.8 billion on December 30, 2005, U.S.$85.6 billion on December 28, 2006, U.S.$180.3 billion on December 31, 2007 and U.S.$206.8 billion on December 31, 2008. On May 5, 2009, Brazil’s international reserves totaled U.S.$201.6 billion.

Gross Domestic Product

Brazil’s GDP grew 5.1% in 2008 relative to the previous year. The agricultural, industrial and services sectors increased by 5.8%, 4.3% and 4.8%, respectively, in 2008 relative to the previous year. With respect to demand, investments in manufacturing plants, machinery and capital equipment increased by 13.8% in 2008 relative to 2007, largely as a result of an increase in production and in importation of machinery and equipment, while household consumption rose by 5.4% in 2008 using the same base of comparison.

In March 2009, the Central Bank published a revised GDP growth estimate for 2009 of 1.2%. The projection for GDP growth in 2009 was 3.2%. The Central Bank’s GDP growth estimate for 2009 is different from the Ministry of Finance’s GDP growth estimate for 2009 considered in the proposal for the Budget Directives Law for 2010 of 2%.

Prices

The Extended National Consumer Price Index, or IPCA, rose 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5 in 2007 and 5.9% in 2008.

The inflation rate (as measured by IGP-DI) rose 7.7% in 2003, 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008. The IGP-DI for April 2009 increased by 0.04%. For the first four months of 2009, the IGP-DI accumulated a variation of -0.9%, while the index accumulated for 12 months recorded a +4.74% up to April 2009.

The IPCA of December 2008 increased by 0.28%, 0.08 percentage points below the rate of November 2008 (0.36%) and 0.46 percentage points below the rate of December 2007 (0.74%). As a consequence, the IPCA of 2008 was 5.9%, the highest result since 2004 (7.6%) and 1.4 percentage points above the rate of 2007 (4.5%). As it had occurred in 2007, the IPCA of 2008 was influenced mainly by the hike of food products.

Although the years 2002 to 2006 exhibited a trend of decrease of the IPCA, 2007 and 2008 exhibited acceleration in the rate of growth of the index. After closing the year 2007 at 4.5%, the index accumulated in 12 months recorded an increasing trend during almost all the year of 2008, and the highest indexes were registered in May (0.79%) and June (0.74%). The results showed a hike more concentrated in the first half of 2008, as a consequence of the influence of a hike in prices of food products which occurred in the second half of 2007.

The IPCA of March 2009 changed by 0.20% and was 0.35 percentage points below the rate of February 2009 (0.55%). Considering the index accumulated in the first three months of the year, IPCA was 1.23%. In terms of the last twelve months, the result was 5.61%, slightly below the rate of the immediately previous twelve months (5.9%). In March 2008, the rate was 0.48%.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$2.8892 to U.S.$1.00 on December 31, 2003, R$2.6544 to U.S.$1.00 on December 31, 2004, R$2.3407 to U.S.$1.00 on December 30, 2005, R$2.1380 to U.S.$1.00 on December 29, 2006, R$1.7713 to U.S.$1.00 on December 31, 2007, R$2.3370 to U.S.$1.00 on December 31, 2008 and R$ 2.1783 to U.S.$1.00 on April 30, 2009.

Employment

After declining from 13.1% in April 2004 to 9.6% in December 2004, the unemployment rate in Brazil’s six largest metropolitan areas rose to 10.8% in April 2005 before falling to 9.4% in June 2005. The unemployment rate remained relatively constant through November 2005 before declining to 8.3% in December 2005. The unemployment rate rose to 10.7% in July 2006 before declining to 8.4% in December 2006. In 2007, the unemployment rate rose to 9.3% in January and further to 10.1% in April. The unemployment rate declined from 10.1% in May 2007 to 7.4% in December 2007.

In December 2008, the unemployment rate was 6.8%. The unemployment rate has reached its lowest figure in the historical series which started in March 2002, falling by 0.8 percentage points in relation to last November (7.6%) and 0.6 percentage points compared to December 2007 (7.4%).

In March 2009, the unemployment rate estimated by IBGE’s Monthly Employment Survey was 9.0% for the group of six metropolitan areas surveyed, an increase of 0.5 percentage points in relation to the unemployment rate in February 2009 (8.5%) and remained stable compared to the unemployment rate in March 2008 (8.6%).

Foreign Investment

In 2008, net foreign direct investment totaled approximately U.S.$45.0 billion, compared with approximately U.S.$34.6 billion of such investment registered in 2007.

During the first three months of 2009, net foreign direct investment totaled approximately U.S.$ 8.8 billion, compared with approximately U.S.$5.3 billion of such investment registered during the corresponding period in 2008.

Monetary Policy

After setting the Over/Selic rate target at 11.50% on July 18, 2007, the Central Bank reduced the Over/Selic rate target to 11.25% on September 5, 2007. The Over/Selic rate target had remained unchanged until April 16, 2008, when the Central Bank raised the rate by 50 basis points, to 11.75%.

In an effort to manage inflationary expectations, the Central Bank increased its Over/Selic rate target from 11.75% to 13.75% between April 16, 2008 and September 10, 2008. On January 21, 2009, the Central Bank reduced the Over/Selic rate target to 12.75% and to 11.25% on March 11, 2009. Assessing the macroeconomic scenario and aiming to extend the process of monetary easing, on April 29, 2009, the Central Bank decided to lower the Over/Selic rate to 10.25%, without bias.

Public Finance

On March 31, 2009, Brazil’s accumulated consolidated public sector primary surplus was R$95.9 billion (3.3% of GDP). In 2008, Brazil’s accumulated consolidated public sector primary surplus was R$118.0 billion (4.1% of GDP), compared with the R$101.6 billion (3.9% of GDP) consolidated public sector primary surplus in 2007. The accumulated consolidated public sector nominal deficit on March, 2009 was R$65.2 billion (2.2 % of GDP). The accumulated consolidated public sector nominal deficit in 2008 was R$44.3 billion (1.5% of GDP), compared with the R$57.9 billion (2.2% of GDP) consolidated public sector nominal deficit in 2007.

The main fiscal-economic variables considered in the preparation of the preliminary LOA (“PLOA”) for 2009 (prepared by the da Silva administration in August of 2008) were based on projected GDP growth for 2009 of 4.5%, inflation of 4.5% (IPCA), a real/U.S. dollar exchange rate of R$1.71 (end of period), and wage growth of 14.08%. Subsequently, with the intensification of the financial crisis in September of 2008, the Government revised the underlying macroeconomic parameters of the PLOA. The data of the Budgetary Law of 2009 sanctioned by President Lula on December 30, 2008 are based on projected GDP growth for 2009 of 3.5%, inflation of 4.5% (IPCA), a real/U.S. dollar exchange rate of R$2.04 (end of period), and wage growth of 12.95%. On March 19, 2009, the Government announced that in order to reach the primary surplus target, it may use 0.5% of GDP from PPI resources. Furthermore, it revised the GDP growth forecast from 3.5% to 2.0%. Due to the corresponding drop in tax revenues, the Government decided to make a cut of R$21.6 billion in current expenses and investments. On April 15, 2009, the Government cut its 2009 primary budget surplus target to 2.5% of GDP from 3.8% and set a target of 3.3% of GDP for the next three years (2010-2012). Moreover, the Government announced that Petróleo Brasileiro S.A., or Petrobras, the state-controlled oil company that generally has accounted for approximately 0.5 percentage points of the primary surplus, will be separated from the normal federal budget beginning with the 2010 budget.

Public Debt

Brazil’s net public sector debt stood at R$1,098.1 billion (37.6% of GDP) on March 31, 2009 , compared with R$1,067.4 billion (or 44.9% of GDP) on December 31, 2006, R$1,150.4 billion (or 42.0% of GDP) on December 31, 2007 and R$1,069.6 billion (or 35.8% of GDP) on December 31, 2008. On March 31, 2009, Brazil’s consolidated net public sector external debt was a negative R$402.8 billion (or a negative 13.8% of GDP).

On March 31, 2009, Brazil’s U.S. dollar-indexed federal domestic debt securities totaled approximately R$13.4 billion (1.1% of all federal domestic debt securities), compared to R$13.5 billion (1.1% of all federal domestic debt securities) on December 31, 2008. The aggregate principal amount of the federal domestic debt securities indexed to the Over/Selic rate increased to R$471.4 billion (37.2% of all federal domestic debt securities) from R$453.1 billion (35.8% of all federal domestic debt securities) on December 31,2008. By contrast, fixed rate federal domestic debt securities decreased to R$401.3 billion (31.7% of all federal domestic debt securities) from R$427.1 billion (33.8% of all federal domestic debt securities) on December 31,2008.

On March 31, 2009, the average tenor of Brazil’s federal domestic debt securities was 3.31 years, compared with the average tenor of 2.28 years in December 2005, 2.59 years in December 2006, 3.04 years in December 2007 and 3.28 years in December 2008. In 2003 and 2004, Brazil’s effort to reduce its vulnerability to external shocks by increasing its issuance of federal domestic fixed-rate debt securities contributed to a further reduction of the average maturity of Brazil’s domestic debt securities, because Brazil’s fixed-rate federal domestic debt securities tend to be short-term securities. For a description of certain external shocks to which Brazil has been subject, see “The Brazilian Economy—Recent Economic Events and Policies” in Brazil’s Annual Report for 2007 on Form 18-K filed with the SEC on September 30, 2008. Of the R$1,267.8 billion in federal domestic debt securities outstanding on March 31, 2009, 32.3% were scheduled to mature on or before March 31 , 2010.

During 2008, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing Early Redemption Program, which started in January 2007. The Early Redemption Program’s main goal is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to US$6.7 billion.

In March 2009 the Central Bank transferred R$185.35 billion to the National Treasury to be applied to the amortization of public debt. The amount transferred is primarily the result of income received by the Central Bank in the first quarter of 2009 in connection with the management of international reserves and swap transactions (R$171.4 billion) and income earned in the second half of 2008 (R$10.2 billion). The amount transferred is equivalent to approximately 48% of the financing needs of the federal public debt—DPF of 2009 (R$379.7 billion) according to the Annual Borrowing Plan for 2009.

On May 7, 2009, Brazil signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, US$750,000,000 aggregate principal amount of its 5.875% Global Bonds due 2019. The Global Bonds will be a further issuance of, and will be consolidated to form a single series with, the US1,025,000,000 aggregate principal amount of Brazil’s outstanding 5.875% Global Bonds due 2019 previously issued on January 13, 2009. The settlement for this offering is expected to occur on May 14, 2009.